SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Sunrun Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86771W105
(CUSIP Number)

October 8, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W105	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Long Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,336,612
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,336,612
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,336,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[1]
12	TYPE OF REPORTING PERSON PN

_______________________

1 The percentage set forth herein is calculated based upon approximately 196,121,000 shares of Common Stock outstanding, which is the sum of (i) 126,894,221 shares of Common Stock outstanding as of August 31, 2020, as stated in the Issuer's Amendment No. 1 to the Registration Statement on Form S-4/A, filed on September 1, 2020 (the "Form S-4/A") and (ii) Vivint Solar, Inc.'s 125,866,872 shares of common stock, par value $0.01 per share, outstanding as of August 31, 2020, as stated in in the Form S-4/A multiplied by 0.55, which is the Exchange Ratio (as defined in the Form S-4/A).

CUSIP No. 86771W105	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,163,388
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,163,388
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,163,388
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 86771W105	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86771W105	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 86771W105	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,500,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER

Sunrun Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

225 Bush Street, Suite 1400
San Francisco, California 94104

Item 2(a).	NAME OF PERSON FILING

Tiger Global Long Opportunities Master Fund, L.P. Tiger Global Investments, L.P. Tiger Global Performance, LLC Tiger Global Management, LLC Charles P. Coleman III Scott Shleifer

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Tiger Global Long Opportunities Master Fund, L.P. c/o Citco Fund Services (Cayman Islands) Limited P.O. Box 31106 89 Nexus Way Camana Bay Grand Cayman KY1-1205 Cayman Islands

Tiger Global Investments, L.P. c/o Citco Fund Services (Cayman Islands) Limited P.O. Box 31106 89 Nexus Way Camana Bay Grand Cayman KY1-1205 Cayman Islands

Tiger Global Performance, LLC c/o Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

Charles P. Coleman III c/o Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

CUSIP No. 86771W105	13G	Page 9 of 12 Pages

Scott Shleifer c/o Tiger Global Management, LLC 9 West 57th Street 35th Floor New York, New York 10019

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of Common Stock reported herein.

Item 2(c).	CITIZENSHIP

Tiger Global Long Opportunities Master Fund, L.P. – Cayman Islands limited partnership

Tiger Global Investments, L.P. – Cayman Islands limited partnership

Tiger Global Performance, LLC – Delaware limited liability company

Tiger Global Management, LLC – Delaware limited liability company

Charles P. Coleman III – United States citizen

Scott Shleifer – United States citizen

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share ("Common Stock")

Item 2(e).	CUSIP NUMBER

86771W105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 86771W105	13G	Page 10 of 12 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4.	OWNERSHIP

The percentage set forth herein is calculated based upon approximately 196,121,000 shares of Common Stock outstanding, which is the sum of (i) 126,894,221 shares of Common Stock outstanding as of August 31, 2020, as stated in the Issuer's Amendment No. 1 to the Registration Statement on Form S-4/A, filed on September 1, 2020 (the "Form S-4/A") and (ii) Vivint Solar, Inc.'s 125,866,872 shares of common stock, par value $0.01 per share, outstanding as of August 31, 2020, as stated in in the Form S-4/A multiplied by 0.55, which is the Exchange Ratio (as defined in the Form S-4/A).

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover pages of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

All securities reported in this Schedule 13G are owned by advisory clients of Tiger Global Management, LLC and/or its related persons' proprietary accounts. Other than the Reporting Persons disclosed herein, none of such persons individually own more than 5% of the Issuer's outstanding shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 86771W105	13G	Page 11 of 12 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 86771W105	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 8, 2020

Tiger Global Long Opportunities Master Fund, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Investments, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 8, 2020

Tiger Global Long Opportunities Master Fund, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Investments, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature